FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2006

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated March 3, 2006- Int. KRL and Logan Appoint Natasha Blackburn to Director, Corporate Development

2.

News Release dated March 30, 2006- Int. KRL Secures Drill Contacts fro 15,000m Drill Program on Nor Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: 11 April, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

DATE: March 3, 2006

______________________________________________________________________________________

International KRL Resources Corp. and Logan Resources Ltd. Appoint Natasha Blackburn to Director, Corporate Development

Vancouver, Canada: International KRL Resources Corp. (IRK:TSX-V) and Logan Resources Ltd. (LGR:TSX-V), a related company with certain common directors, today announced that they have appointed Natasha Blackburn of Vancouver B.C., to the position of Director of Corporate Development.

Ms. Blackburn will be engaged in business development and investor relations activities on behalf of both companies. Under the terms of the agreement, which is effective March 3, 2006, International KRL Resources and Logan Resources will each pay Ms. Blackburn a salary of $50,000 per year.  Ms. Blackburn will devote her time, on a 50/50 basis, to International KRL Resources and Logan Resources, which have agreed to joint and several liability for Ms. Blackburn’s salary. Both International KRL Resources and Logan Resources have also agreed to grant 250,000 incentive stock options to Ms. Blackburn. As of the date of this release, International KRL has granted 250,000 options and Logan has granted 150,000 options to Ms. Blackburn which are exercisable at a price of $0.50 per share for a period of 2 years. Logan shall grant the balance of the options to Ms. Blackburn as soon as permitted under its plan. The options shall vest on the basis of 25% every three months, and any shares issued upon exercise of the options will be subject to a hold period of four months from the date of this release.  The agreement with Ms. Blackburn is subject to the acceptance of the TSX Venture Exchange.

Ms. Blackburn possesses considerable experience and an extensive relationship base in the financial services business.  Prior to joining International KRL Resources and Logan Resources, Ms. Blackburn spent nearly five years working with CNQ, Canada’s New Stock Exchange, in numerous positions since its inception.  At CNQ, Ms. Blackburn played an instrumental role engaging the dealer community, signing the participating investment dealers and expanding the awareness of the new market. In addition, she opened CNQ’s first business development office in Vancouver in 2005, successfully generating business and market development opportunities while managing dealer liaison and communication nationally.  Before joining CNQ in July 2001, Ms. Blackburn spent several years at Hume, Kieran Inc. providing investor relations services to TSX and TSX-V listed companies. Ms. Blackburn has a B.A. from Carleton University in Ottawa, Ontario.

International KRL Resources Corp. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  A 15,000-metre drill program will be commencing on the 100%-owned NOR property in June 2006.  For more information on the properties and International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

Logan Resources Ltd. is a mining exploration company with promising projects in the Yukon Territory, Saskatchewan's uranium-rich Athabasca Basin and in British Columbia. The Company is led by management that has extensive experience and success in the mining industry.  Drilling will commence on Logan’s Shell Creek and Heidi projects in June 2006. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

Both Logan Resources Ltd. and International KRL Resources Corp. will be exhibiting at the PDAC at the Toronto Convention Centre March 5-8, 2006 in Booth # 2003.

On behalf of the Board of Directors of International KRL Resources Corp. and Logan Resources Ltd.

ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

DATE: March 30, 2006

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES SECURES DRILL CONTRACTS FOR 15,000 METRE DRILL PROGRAM ON NOR PROJECT

International KRL Resources Corp. (“the Company”) today announced that it has signed drill contracts with E. Caron Diamond Drilling Ltd., of the Yukon, for 15,000 metres of drilling on its NOR project in the Yukon.  The exploration camp will be set up and two diamond drills will be mobilized to the property in mid May and drilling is expected to begin the first week of June.

The helicopter-supported drill program will be comprised of 8 parallel drill sections at right angles to the trend of the NOR ridge along its 8km strike length.  Each section will be comprised of 4 to 6 holes for a total of 1800 to 2100 metres per section.

The objective of the program is to determine the extent of the NOR heterolithic hematite-rich diatreme breccia along an 8 km strike length and to evaluate mineralization that may be associated with the copper-uranium-gold-rare earth geochemical anomalies outlined during the 2005 exploration program.  The property is also associated with a very large magnetic and gravity anomaly.  This drill program should provide an initial evaluation of the potential of the NOR property to host an Olympic Dam-type deposit.

The NOR property is comprised of 236 contiguous mining claims covering approximately 48 sq. km.  The property is located on the east side of the Richardson Mountains in the Yukon Territory, 65 km east of the Dempster Highway and approximately 395 km north of Dawson City.

KRL Resources Corp. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com, and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.